Exhibit 12.1
Statement of Ratio of Earnings to Fixed Charges

	January 1,	December 31,	December 30,	December 29,	January 3.
	2005	2005	2006	2007	2009
Pre-tax (loss) income from continuing operations	(337)	3,020	9,705	2,952	(20,293)
Fixed charges	1,653	3,749	4,860	10,975	15,426

Total earnings (losses) and fixed charges	1,316	6,769	14,565	13,927	(4,867)

Interest expense	538	2,220	3,107	6,016	9,826
Portion of rent expense deemed to be interest expense	1,115	1,529	1,753	4,959	5,600

Total fixed charges	1,653	3,749	4,860	10,975	15,426

Ratio of earnings to fixed charges	n/a	1.81	3.00	1.27	n/a

(1)	For purposes of computing the ratio of earnings to fixed charges, total earnings consist of pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and loss from equity investees plus fixed charges minus minority interests in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rent expense that we believe to be representative of interest expense. Earnings were not sufficient to cover fixed charges by $20.3 million for fiscal year 2008 and $0.3 million for fiscal year 2004.

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